CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.50% Senior Notes due September 15, 2015	$14,014,700	$1,606.08
(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 26 dated September 6, 2012 (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated June 18, 2012)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-173299

ZIONS BANCORPORATION

$14,000,000

3.50% Senior Notes due September 15, 2015

Pricing Supplement No. 26

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due September 15, 2015 (the “Notes”).

CUSIP:	98970ECD9

Auction Amount:	$14,000,000

Distribution Agent Fee:	0.45% of Principal Amount sold pursuant to the auction ($63,000). Zions Direct, Inc. will not receive any separate consideration for acting as Auction Agent hereunder.

Net Proceeds:	$13,950,093.92

Settlement Date:	September 11, 2012

Coupon:	3.50%

Final Auction Price:	100.105%

Issue Price for Tax Purposes:	100.00%

Maturity:	September 15, 2015

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated June 18, 2012 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$14,000,000

3.50% Senior Notes due September 15, 2015

Pricing Supplement No. 26 (continued)

Series:

This is a reopening of the Notes that we initially issued on August 7, 2012. As of September 6, 2012, there is $15,000,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this pricing supplement. All of the Notes being offered hereby are a part of the same series of, and have the same CUSIP as, the Notes that initially settled on August 7, 2012. Upon settlement, the Notes offered by this pricing supplement will be fungible with the $15,000,000 in aggregate principal amount of the Notes that we have previously issued.

We may reopen this series of Notes, and issue additional Notes of this series, under the Indenture in the future.

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on August 7, 2012, Investors who purchase these Notes will be required to pay, in addition to the purchase price of the Notes set forth above, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (August 7, 2012) up to, but not including, the Reopening Settlement Date (expected to be September 11, 2012) or $3.31 per Note.

Interest Payment Dates:	Interest will be paid semiannually on March 15 and September 15, beginning on March 15, 2013, to holders of record as of the preceding March 1 and September 1, respectively.

Day Count:	30/360

Optional Redemption:	The Notes are not redeemable prior to September 15, 2013. Commencing September 15, 2013, the Notes may be redeemed in whole, but not in part, on such date or on any interest payment date thereafter. Zions Bancorporation will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

Redemption Price:	100% of the principal amount of the Notes being redeemed plus accrued interest thereon up to, but not including, the redemption date.

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	We have not determined whether we will file an application to list the Notes on the New York Stock Exchange. However, in the event that we elect to file such an application, there can be no assurance that the NYSE will approve the Notes for listing.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Auction / Distribution Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on September 11, 2012, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3).